Melinda Dean Work History

June 2020 - Present
CEO, The Rewilding Project Inc.

Reservoir is two mothers formulating safe and effective products with biotechnology to care for the home and body. As CEO, Melinda is responsible for day to day operations of company as well as strategic oversight.

Prior to that, Melinda worked in the film and fashion industry as a makeup artist.